SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

August 8, 2007

Commission File Number: 000-50825

GPC BIOTECH AG

(Exact name of registrant as specified in its Charter)

Fraunhoferstrasse 20

D-82152 Martinsried/Munich, Germany

Tel: 011 49 89 8565 2600

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 8, 2007

GPC BIOTECH AG

By:	/s/ Bernd Seizinger
Name:	Bernd Seizinger, M.D., Ph.D.
Title:	CEO

By:	/s/ Mirko Scherer
Name:	Mirko Scherer, Ph.D.
Title:	Senior Vice President and CFO

INDEX

Exhibit 1	GPC Biotech Reports Financial Results for Second Quarter and First Six Months of 2007

EXHIBIT 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

GPC Biotech Reports Financial Results

for Second Quarter and First Six Months of 2007

Martinsried/Munich (Germany) and Princeton, N.J., August 8, 2007 – GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX 30; NASDAQ: GPCB) today reported financial results for the second quarter and first six months ended June 30, 2007.

First six months of 2007 compared to first six months of 2006

Revenues decreased 35% to € 7.2 million for the six months ended June 30, 2007, compared to € 11.0 million for the same period in 2006. The decrease in revenues is mainly due to lower development funding received under the co-development and license agreement with Pharmion for satraplatin in Europe and certain other territories, as well as the expiration of various research collaboration arrangements with ALTANA Pharma. Research and development (R&D) expenses decreased 2% to € 28.6 million for the first six months of 2007 compared to € 29.1 million for the same period in 2006. In the first six months of 2007, general and administrative (G&A) expenses increased 129% to € 23.4 million compared to € 10.2 million for the first six months of 2006. The increase in G&A expenses is primarily due to the formation of a sales and marketing organization for the U.S., as well as legal expenses related to litigation. The Company also reported restructuring charges of € 0.9 million in the second quarter of 2007 primarily for employee severance and termination costs related to the closing of its Massachusetts facility. Those charges are included in R&D and G&A expenses. Net loss for the first six months of 2007 increased 52% to € (42.8) million compared to € (28.1) million for the first six months of 2006. Basic and diluted loss per share was € (1.20) for the first six months of 2007 compared to € (0.87) for the same period in 2006.

Quarter over quarter results: second quarter 2007 compared to first quarter 2007

Revenues for the second quarter of 2007 were € 3.4 million compared to € 3.8 million for the previous quarter. R&D expenses increased 19% to € 15.5 million for the second quarter of 2007, compared to € 13.0 million in the first quarter of 2007. G&A expenses for the second quarter of 2007 increased 13% to € 12.4 million compared to € 11.0 million for the previous quarter. The Company’s net loss increased 23% to € (23.7) million in the second quarter of 2007, compared to € (19.2) million for the previous quarter. Basic and diluted loss per share was € (0.66) for the second quarter of 2007 compared to € (0.54) for the previous quarter.

Comparison to previous year: second quarter 2007 compared to second quarter 2006

Revenues for the three months ended June 30, 2007 decreased 39% to € 3.4 million compared to € 5.6 million for the same period in 2006. R&D expenses increased 7% for the second quarter of 2007 to € 15.5 million compared to € 14.5 million for the same period in 2006. G&A expenses for the second quarter of 2007 increased 114% to € 12.4 million compared to € 5.8 million for the same quarter in 2006. Net loss for the second quarter of 2007 increased 56% to € (23.7) million compared to € (15.2) million for the second quarter of 2006. Basic and diluted loss per share was € (0.66) for the second quarter of 2007 compared to € (0.46) for the same period in 2006.

Cash position

As of June 30, 2007, cash, cash equivalents, marketable securities and short-term investments totaled € 93.1 million (December 31, 2006: € 97.1 million), including € 1.5 million in restricted cash. Net cash burn for the first six months of 2007 was € 42.0 million with net cash burn of € 19.4 million in the first quarter and € 22.6 million in the second quarter of 2007. Net cash burn is derived by adding net cash used in operating activities and purchases of property, equipment and licenses. The figures used to calculate net cash burn are contained in the Company’s unaudited consolidated statements of cash flows for the six-month period ended June 30, 2007.

At June 30, 2007, the Company recorded a receivable in the amount of € 7.4 million related to the signing of a license agreement with Yakult Honsha Co. Ltd. for satraplatin for Japan. This payment was received in July 2007.

In July 2007, the Company’s partner Pharmion announced the acceptance for review by the European Medicines Agency (EMEA) of the Marketing Authorization Application (MAA) for satraplatin in combination with prednisone for the treatment of metastatic hormone-refractory prostate cancer patients whose prior chemotherapy has failed. As a result of this acceptance, GPC Biotech will receive a milestone payment of approximately € 6.0 million ($8 million) from Pharmion. Also as a result of the acceptance for review of the MAA, GPC Biotech will pay to Spectrum Pharmaceuticals a total of approximately € 2.4 million ($3.2 million), representing a direct milestone payment plus Spectrum’s share of the $8 million milestone payment from Pharmion.

The Company also provided updated guidance for the remainder of 2007:

o	Revenues for the full year 2007 expected to be in the range of € 17 to 19 million.

o	Immediate cost-cutting measures have been implemented that are expected to result in approximately € 10 million in savings through the end of 2007. Additional guidance on expenses is not being provided at this time as the Company continues to evaluate various options.

o	Year-end 2007 cash, cash equivalents and available-for-sale securities position expected to be approximately € 60 million.

“Despite the recent setback, we remain in a solid financial position and believe we have sufficient cash under current expectations to carry us through to a potential regulatory submission based on the overall survival analysis,” said Mirko Scherer, Ph.D., Senior Vice President and Chief Financial Officer. “With our recent cost-cutting measures alone and anticipated revenues and expenses for the rest of the year, we expect to end 2007 with approximately € 60 million in cash and equivalents.”

“While we have been very disappointed by recent events that led to our withdrawal of the satraplatin NDA, we must move forward,” said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer. ”We are first focused on overall survival results from the satraplatin SPARC trial. Based on that outcome, we plan to work closely with the FDA with the goal of submitting an NDA to the agency as quickly as possible.”

Conference call scheduled

As previously announced, the Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available via the Web site following the live event. The call, which will be conducted in English, will be held on August 8 at 14:00 CET/8:00 AM ET. The dial-in numbers for the call are as follows:

European participants:  0049-(0)69-5007-1305 or 0044-(0)20-7806-1950

U.S. participants:          1-718-354-1385

About GPC Biotech

GPC Biotech AG is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing new anticancer drugs. GPC Biotech's lead product candidate satraplatin is currently in a Phase 3 registrational trial in second-line hormone-refractory prostate cancer. Satraplatin was in-licensed from Spectrum Pharmaceuticals, Inc. GPC Biotech is also developing a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and has ongoing drug development and discovery programs that leverage its expertise in kinase inhibitors. GPC Biotech AG is headquartered in Martinsried/Munich (Germany) and has a wholly owned U.S. subsidiary headquartered in Princeton, New Jersey. For additional information, please visit GPC Biotech's Web site at www.gpc-biotech.com.

This press release contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech AG. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release. In particular, there can be no guarantee that the results from the final analysis of overall survival data from the SPARC trial will be available when anticipated or sufficient to support regulatory approval in the United States or elsewhere. In addition, there can be no guarantee that additional information relating to the safety, efficacy or tolerability of satraplatin will not be obtained upon further analysis of data from the SPARC trial or analysis of additional data from other ongoing clinical trials for satraplatin. Furthermore, we cannot guarantee that satraplatin will be approved for marketing in a timely manner, if at all, by regulatory authorities nor that, if marketed, satraplatin will be a successful commercial product. We direct you to GPC Biotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Satraplatin has not yet been approved by the FDA in the U.S., the EMEA in Europe or any other regulatory authority and no conclusions can or should be drawn regarding its safety or effectiveness. Only the relevant regulatory authorities can determine whether satraplatin is safe and effective for the use(s) being investigated.

For further information, please contact:

GPC Biotech AG

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 609 524 5884

usinvestors@gpc-biotech.com

Additional Media Contacts:

In Europe: Maitland

Brian Hudspith

Phone: +44 (0)20 7379 5151

bhudspith@maitland.co.uk

In the U.S.: Russo Partners, LLC

David Schull

Phone: +1 212 845 4271

david.schull@russopartnersllc.com

– Financials follow –

GPC Biotech AG

Condensed Consolidated Statements of Operations (U.S. GAAP)

	Three months ended June 30,		Six months ended June 30,
in thousand €, except share and per share data	2007 (unaudited)	2006 (unaudited)	2007 (unaudited)	2006 (unaudited)
Collaborative revenues (a)	3,320	5,425	7,082	10,823
Grant revenues	67	194	144	194
Total revenues	3,387	5,619	7,226	11,017
Research and development expenses	15,527	14,535	28,567	29,054
General and administrative expenses	12,376	5,800	23,399	10,177
Amortization of intangible assets	90	71	181	143
Total operating expenses	27,993	20,406	52,147	39,374

Operating loss	(24,606)	(14,787)	(44,921)	(28,357)
Other income (expense), net	(68)	(1,473)	89	(2,147)
Interest income	1,049	1,085	2,077	2,036
Interest expense	(40)	(22)	(67)	(44)

Net loss before cumulative effect of change in accounting principle	(23,665)	(15,197)	(42,822)	(28,512)
Cumulative effect of change in accounting principle	—	—	—	433

Net loss	(23,665)	(15,197)	(42,822)	(28,079)

Loss per share before change in accounting principle	(0.66)	(0.46)	(1.20)	(0.88)

Cumulative effect of change in accounting principle	—	—	—	0.01

Basic and diluted loss per share	(0.66)	(0.46)	(1.20)	(0.87)

Shares used in computing basic and diluted loss per share	36,106,533	33,103,667	35,776,752	32,220,336

(a) Revenues from related party

Collaborative revenues	—	1,870	—	3,344

See accompanying notes to unaudited condensed consolidated financial statements.

GPC Biotech AG

Condensed Consolidated Balance Sheets (U.S. GAAP)

in thousand €, except share data and per share data	June 30 2007 (unaudited)	December 31 2006
Assets
Current assets
Cash and cash equivalents	44,939	38,336
Marketable securities and short-term investments	46,577	57,186
Accounts receivable	11,061	11
Accounts receivable, related party	—	395
Prepaid expenses	960	1,299
Other current assets	3,235	2,970

Total current assets	106,772	100,197

Property and equipment, net	4,626	4,259
Intangible assets, net	219	405
Other assets, non-current	1,009	1,127
Restricted cash	1,538	1,531

Total assets	114,164	107,519

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	3,679	2,262
Accrued expenses and other current liabilities	17,964	14,346
Current portion of deferred revenue	8,367	7,240
Current portion of deferred revenue, related party	—	896

Total current liabilities	30,010	24,744

Deferred revenue, net of current portion	13,446	9,103
Convertible bonds	3,098	3,108
Other liabilities, non-current	—	3,389

Shareholders’ equity
Ordinary shares, € 1 non-par, notional value:

Shares authorized: 62,695,630 at June 30, 2007 and December 31, 2006
Shares issued and outstanding: 36,253,053 at June 30, 2007 and 33,895,444 at December 31, 2006	36,253	33,895
Additional paid-in capital	368,370	328,171
Subscribed shares	1,529	334
Accumulated other comprehensive loss	(2,250)	(1,755)
Accumulated deficit	(336,292)	(293,470)

Total shareholders’ equity	67,610	67,175

Total liabilities and shareholders’ equity	114,164	107,519

See accompanying notes to unaudited condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows (U.S. GAAP)

	Six months ended June 30,
in thousand €	2007 (unaudited)	2006 (unaudited)
Cash flows from operating activities
Net loss	(42,822)	(28,079)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	862	891
Amortization	180	143
Compensation cost for stock option plans and convertible bonds	5,823	3,246
Loss accrual on sublease contract	(100)	1,013
Cumulative effect of change in accounting principle	—	(433)
Change in accrued interest income on marketable securities and short-term investments	(351)	(170)
Bond premium amortization	105	378
Other than temporary impairment on marketable securities	—	390
(Gain)/loss on disposal of property and equipment	(43)	(23)
Changes in operating assets and liabilities:
Accounts receivable	(11,050)	31,325
Accounts receivable, related party	395	1,436
Other assets, current and non-current	117	(1,127)
Accounts payable	1,473	(401)
Deferred revenue	5,470	(7,126)
Deferred revenue, related party	(896)	(3,037)
Other liabilities and accrued expenses, current and non-current	144	(1,287)

Net cash (used in) provided by operating activities	(40,693)	(2,861)

Cash flows from investing activities
Purchases of property, equipment and licenses	(1,269)	(742)
Proceeds from the sale of property and equipment	45	45
Proceeds from the sale or maturity of marketable securities and short-term investments	11,000	5,000
Purchases of marketable securities and short-term investments	—	(5,976)

Net cash provided by (used in) investing activities	9,776	(1,673)

Cash flows from financing activities
Proceeds from issuance of shares, net of payments for cost of transaction	32,633	36,080
Proceeds from issuance of convertible bonds	345	140
Payments for cancellation of convertible bonds	(24)	—
Proceeds from exercise of stock options and convertible bonds	5,384	560
Cash received for subscribed shares	—	—

Net cash provided by financing activities	38,338	36,780

Effect of exchange rate changes on cash	(784)	(359)
Changes in restricted cash	(35)	(30)
Net increase/(decrease) in cash and cash equivalents	6,602	31,857
Cash and cash equivalents at the beginning of the period	38,337	30,559

Cash and cash equivalents at the end of the period	44,939	62,416

See accompanying notes to unaudited condensed consolidated financial statements

GPC Biotech AG

Consolidated Statements of Changes in Shareholders’ Equity

(in thousand €, except share data)

	Ordinary shares		Additional Paid-in Capital	Subscribed Shares	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance at December 31, 2005	30,151,757	30,152	284,931	—	(2,093)	(229,457)	83,533

Components of comprehensive loss:
Net loss						(28,079)	(28,079)
Change in unrealized gain on available-for-sale securities					471		471
Accumulated translation adjustments					(58)		(58)

Total comprehensive loss							(27,666)
Issuance of shares	2,860,000	2,860	33,220				36,080
Exercise of stock options and convertible bonds	138,446	138	442				580
Cumulative effect of change in accounting principle			(433)				(433)
Compensation cost for stock options and convertible bonds			3,246				3,246

Balance at June 30, 2006 (unaudited)	33,150,203	33,150	321,406	—	(1,680)	(257,536)	95,340

Balance at December 31, 2006	33,895,444	33,895	328,171	334	(1,755)	(293,470)	67,175

Components of comprehensive loss:
Net loss						(42,822)	(42,822)
Change in unrealized gain on available-for-sale securities					146		146
Accumulated translation adjustments					(641)		(641)

Total comprehensive loss							(43,317)
Issuance of shares	1,564,587	1,565	31,068				32,633
Exercise of stock options and convertible bonds	793,022	793	3,725	1,195			5,713
Compensation cost for stock options and convertible bonds			5,406				5,406

Balance at June 30, 2007 (unaudited)	36,253,053	36,253	368,370	1,529	(2,250)	(336,292)	67,610

See accompanying notes to unaudited condensed consolidated financial statements

GPC Biotech AG

Notes to the Unaudited Condensed Consolidated Financial Statements

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of GPC Biotech AG (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), applicable to interim financial reporting, specifically Accounting Principles Board Opinion No. 28 "Interim Financial Reporting". These unaudited condensed consolidated financial statements do not include all information and disclosures required for a complete set of financial statements. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three month and six-month periods ended June 30, 2007, are not necessarily indicative of results to be expected for the full year ending December 31, 2007. The balance sheet at December 31, 2006 has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2006.

2. New Accounting Pronouncements

As of January 1, 2007, GPC Biotech adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). The Company has certain deferred tax assets as a result of several years of losses from operations. Management determined that it was not probable that sufficient future taxable income would be available to realize those deferred tax assets. Therefore, management recognized a full valuation allowance for those deferred tax assets.

The Company’s policy is to accrue interest and penalties on the tax obligations and classify them as current or noncurrent depending on when the amount is anticipated to be paid. Currently, the Company does not take any other tax positions nor has any interest or penalties.

On June 14, 2007, the Financial Accounting Standards Board (“FASB“) ratified EITF 07-3, “Accounting for Non-Refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities”. EITF 07-3 requires that all non-refundable advance payments for R&D activities that will be used in future periods be capitalized until used. In addition, the deferred research and development costs need to be assessed for recoverability. EITF 07-3 is applicable for fiscal years beginning after December 15, 2007 and is to be applied prospectively without the option of early application. The Company will evaluate the impact, if any, of EITF 07-3 on its financial statements.

3. Related Party Disclosures

ALTANA Pharma AG (“ALTANA Pharma”) is no longer a related party to the Company because the board membership of Dr. Bernd Seizinger at ALTANA Pharma ended December 31, 2006. Therefore, transactions consummated with ALTANA Pharma from and after January 1, 2007, are no longer classified as transactions with a related party.

4. Commitments and Contingencies

Contingent Commitments and Contingent Losses

From time to time, the Company may be party to certain legal proceedings and claims which arise during the ordinary course of business. The Company also has other contingencies relating to potential milestone payments. Legal proceedings and contingent commitments are subject to various uncertainties and the outcomes are difficult to predict. GPC Biotech may incur significant expense in defending these or future legal proceedings and in fulfilling these contingencies, however, in the opinion of management, the ultimate outcome of these matters will not have material adverse effects on the Company’s financial position, results of operations or cash flows. In accordance with SFAS No. 5, “Accounting for Contingencies”, the Company makes a provision for a liability when it is both probable that a liability has been incurred at the date of the financial statements and when the amount of the loss is reasonably estimable. With respect to a number of the items listed below, management has determined that a loss is not probable or the amount of the loss is not reasonably estimable, or both.

Arbitration Proceedings

On December 12, 2006, the Company was notified by Spectrum Pharmaceuticals Inc. (“Spectrum”), that Spectrum had initiated an arbitration proceeding with the American Arbitration Association (“AAA”) in the United States to resolve a dispute between the companies under the co-development and license agreement for satraplatin. In the course of the arbitration proceedings, Spectrum has made several claims of breach of contract, including (1) an assertion that it is entitled to a payment from GPC Biotech of approximately € 9.0 million relating to payments received by GPC Biotech under the co-development and license agreement between GPC Biotech and Pharmion GmbH entered on December 19, 2005, (2) a claim that GPC Biotech has not used commercially reasonable efforts to obtain regulatory approval and to promote the distribution of satraplatin in Japan, and (3) a claim that GPC Biotech has not negotiated with Spectrum in good faith regarding the co-promotion of satraplatin in the United States. Spectrum is also seeking a declaration that GPC Biotech’s alleged breaches of contract provide a basis for termination of the co-development and license agreement. The Company believes that Spectrum’s claims have no merit and is therefore contesting such claims vigorously. Management assessed the prospect of an unfavorable outcome of this arbitration as less than probable. The hearing was completed on July 13, 2007 and closing arguments are scheduled for the end of August 2007. The Company cannot predict when the arbitration panel will issue its ruling on the dispute.

Fees which the Company pays to its external legal advisors and for other services associated with this arbitration process are expensed in the period when such legal and other services are rendered.

Marketing Approval of Satraplatin in the U.S. and Europe

Upon receiving marketing approval for satraplatin in the U.S. and/or Europe, the Company is required to make the following payments:

•	Under the Company’s agreement with a third party, GPC Biotech is obligated to make milestone payments for each of these approvals in a total amount of approximately € 6.7 million.

•	The Company has a cash bonus plan to retain the Company’s employees in which the total payout may lead to an increase in personnel expenses of up to € 1.8 million.

•

The Company issued stock appreciation rights (SARs) to senior management, the members of the Supervisory Board, and certain employees. These SARs would entitle the holder to cash payments if the performance condition has been met.

Acceptance of NDA Filing

On April 16, 2007, the U.S Federal Drug Administration (FDA) accepted the Company’s filing of the New Drug Application (NDA) for satraplatin for patients with hormone-refectory prostate cancer (HRPC) whose prior chemotherapy has failed. In connection with this acceptance, the Company was required to pay approximately € 2.9 million to a third party. This payment was made in May 2007, however, charged to research and development expense in 2006 when the occurrence of this event was deemed probable.

Development and Supply Agreement

GPC Biotech is the owner and licensee of certain technology and patent rights regarding the monoclonal antibody known as 1D09C3. In March 2007, GPC Biotech entered into a development and supply agreement with a biologics supplier under which the biologics supplier agreed to: (1) develop a high-productivity cell line and develop and scale-up a robust manufacturing process and (2) produce quantities of 1D09C3 bulk drug substance for clinical development and commercial supply. Pursuant to the agreement, GPC Biotech is required to make certain payments over a period of 7 (seven) years. These payments will be charged to research and development expenses as services are rendered

Contingent Gains

The Company is entitled to receive a milestone payment of approximately € 6.0 million upon the acceptance for filing of the first Marketing Authorization Application (MAA) with the European Medicines Agency (EMEA). On July 25th, 2007, Pharmion GmbH announced the EMEA had accepted for filing the MAA for satraplatin (please refer to Note 10 “Subsequent Events” for further details). The Company is also entitled to receive a net milestone payment of approximately € 12.3 million upon the approval of the first MAA with EMEA. These contingent gains will be recognized as revenue when the milestones are achieved.

5. Loss per Share

Basic loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed using the weighted average number of common and dilutive common equivalent shares from stock options and convertible debt using the treasury stock method. For all periods presented, diluted net loss per share is the same as basic net loss per share, as the inclusion of weighted average shares of common stock issuable upon the exercise of stock options and convertible debt would be antidilutive.

6. Comprehensive Loss

Comprehensive loss was € 42.8 million and € 27.7 million for the six months ended June 30, 2007 and 2006, respectively. Comprehensive loss is composed of net loss, unrealized gains and losses on marketable securities and short-term investments and cumulative foreign currency translation adjustments. Accumulated other comprehensive loss at June 30, 2007 and 2006 reflected € 0.6 million and € 0.3 million of unrealized gains on marketable securities and short-term investments and € 2.8 million and € 2.0 million of cumulative foreign currency translation loss adjustments, respectively.

7. Shareholders’ Equity

On January 24, 2007, the Company issued 1,564,587 new ordinary shares at € 21.50 per share for a total net amount of € 32.6 million through a private placement. GPC Biotech received the proceeds from the placement after registration of the corresponding capital increase in the German commercial register in February 2007.

At June 30, 2007, members of the Management Board and employees of the Company had subscribed to 219,000 ordinary shares with a total value of € 1.5 million, which has been included in shareholders’ equity. The subscribed shares represent amounts paid for exercises of stock options for which ordinary shares have not been issued at June 30, 2007. The ordinary shares are expected to be registered and issued by September 30, 2007.

During the six months ended June 30, 2007, members of the Management Board and employees of the Company exercised some of their fully vested stock options and convertible bonds, receiving 793,022 new ordinary shares of the Company.

8. Additional Disclosures

Revenues

Revenues decreased 35% to € 7.2 million for the first half of 2007, compared to € 11.0 million for the first half of 2006. The decrease in revenues is mainly due to (1) lower development funding received under the co-development and license agreement with Pharmion for satraplatin in Europe and other certain territories; and (2) the expiration of various research collaboration arrangements with ALTANA Pharma.

General and Administrative Expenses

General and administrative (G&A) expenses for the six months ended June 30, 2007 increased 130% to € 23.4 million compared to € 10.2 million for the same period in 2006. The increase in G&A expenses is primarily due to the formation of a sales and marketing organization in preparation of the potential product launch of satraplatin as well as legal expenses.

Share-Based Compensation

Share-based compensation cost of € 5.8 million and € 3.2 million for the six months ended June 30, 2007 and 2006, respectively, was incurred. This increase is the result of additional stock option and convertible bond grants combined with the recognition of certain stock appreciation rights (SARs).

Product Candidate Licensing Activities

On June 25, 2007 the Company entered into a license agreement with Yakult Honsha Co. Ltd. (“Yakult“) for satraplatin in Japan. Under the terms of the agreement, Yakult gains exclusive commercialization rights to satraplatin for Japan and will take the lead in developing the drug in Japan. Under the agreement, Yakult was required to make an upfront payment of ¥1.2 billion (€ 7.4 million) to the Company as reimbursement for past satraplatin development expenses. Yakult is also obligated to make additional payments to the Company based on the achievement of certain regulatory filing and approval milestones. In addition, the Company will receive a minimum of 21.1% royalties on net sales of satraplatin in Japan.

At June 30, 2007, GPC Biotech AG had recorded a receivable in the amount of € 7.4 million and payment was received in July, 2007. Revenue will be deferred and recognized over the period of current product development plan beginning July 2007.

Costs Associated with Exit Activities

On May 3, 2007, the Company announced the consolidation of its drug discovery efforts to one location, resulting in the closing of the facility in Waltham, Massachusetts, USA along with a total workforce reduction of approximately 16%. The Company has accounted for this restructuring in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activitites” (FAS 146). Under FAS 146, the Company incurred a restructuring charge of € 0.9 million in the second quarter primarily relating to employee severance and termination costs. Prior to the announcement of the reorganization, the Company had a remaining sublease loss liability relating to the Waltham facility totaling € 4.0 million which was charged to expense in prior years in accordance with FAS 146. Because this liability was deemed adequate to cover all contract termination costs and professional fees associated with this restructuring, no additional amount was charged to expense in the second quarter. The Company expects to complete the reorganization by December 31, 2007, incurring a total charge of approximately € 1.0 million in the current year. These charges are included in both Research and Development and General and Administrative expenses at June 30, 2007.

A summary of the significant components of the restructuring liability is as follows (in thousand €):

	Employee Termination Benefits	Contract Termination Costs	Total
January 1, 2007 Balance	—	3,967	3,967
Amortization of sublease loss including interest	—	(179)	(179)
			—
Restructuring Charges	858	—	858
			—
Restructuring Payments	(125)	—	(125)
			—

June 30, 2007 Balance	733	3,788	4,521

Supervisory Board

On May 25, 2007 at the Company’s Annual Shareholders Meeting, Donald Soltysiak was elected to its Supervisory Board. Mr. Soltysiak succeeded Dr. Prabhavathi Fernandes, whose term ended on the same day.

9. Disclosures Required by the Frankfurt Stock Exchange

Number of Employees

As of June 30, 2007 and 2006, the number of employees totalled 286 and 232, respectively.

Shareholdings of Management

As of June 30, 2007 the members of the Management Board and Supervisory Board held shares, stock options, convertible bonds and stock appreciation rights in the amounts set forth in the table below:

	Number of Shares	Number of Stock Options		Number of Convertible Bonds	Number of Stock Appreciation Rights
Management Board
Bernd R. Seizinger, M.D., Ph.D.	61,500	789,000	*	1,463,500	—
Elmar Maier, Ph.D.	170,000	95,000		358,000	—
Sebastian Meier-Ewert, Ph.D.	194,405	189,000		424,375	—
Mirko Scherer, Ph. D.	4,000	240,000		439,916	—

Supervisory Board
Jürgen Drews, M.D. (Chairman)	26,900	10,000		12,500	80,000
Michael Lytton (Vice Chairman)	7,500	10,000		31,500	60,000
Metin Colpan, Ph.D.	19,400	10,000		10,000	45,000
Donald Soltysiak	—	—		—	10,000
James Frates	1,000	—		—	60,000
Peter Preuss	87,500	—		22,500	50,000

*	Amount does not include 209,840 stock options that Dr. Seizinger transferred to a third-party financial institution under two separate agreements in 2001, as amended

10. Subsequent Events

Acceptance of MAA by EMEA

In July 2007, the EMEA accepted Pharmion’s filing of the MAA for satraplatin in combination with prednisone for the treatment of patients with metastatic hormone refractory prostate cancer (HRPC) whose prior chemotherapy has failed. As a result of the MAA acceptance by the EMEA, GPC Biotech will receive a € 6.0 million milestone payment from Pharmion. Also, under the terms of GPC Biotech’s agreement with Spectrum, the acceptance of the MAA by the EMEA will also trigger payments by GPC Biotech to Spectrum in a total amount of approximately € 2.4 million, representing a direct milestone payment plus Spectrum’s portion of the € 6.0 million milestone payment from Pharmion.

Satraplatin NDA Application

On July 30, 2007, the Company announced that it had withdrawn the satraplatin capsules New Drug Application (NDA) filed for accelerated approval for the treatment of hormone-refractory prostate cancer patients whose prior chemotherapy has failed. The Company based its decision on the vote by the Oncologic Drugs Advisory Committee (ODAC) to the U.S. Food and Drug Administration (FDA) on July 24, 2007 that the FDA should wait for the final survival analysis of the SPARC trial before deciding whether satraplatin is approvable.

Legal

On July 27, 2007, the Company announced that it had been sued in the United States District Court for the Southern District of New York, purportedly in a class action lawsuit on behalf of all persons who purchased or acquired securities of GPC Biotech between December 5, 2005 and July 24, 2007 inclusive. The suit also named the Company’s CEO and two other senior executives of the Company personally. The complaint, which to date has not been officially served on the Company, alleges that GPC Biotech violated U.S. federal securities laws by making materially false public statements relating to satraplatin, and thereby artificially inflating the price of GPC Biotech securities.

GPC Biotech believes the allegations in the complaint to be without merit and intends to vigorously defend them. Management assessed the prospect of an unfavorable outcome of this suit as less than probable.